



10016319

SUPPL

September 7, 2010

The U.S. Securities and Exchange Commis
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 092/2010**

  Subject: Notification of the record date and book closing date for interest payment of the Company's debentures AIS127A and AIS141A

  Date: September 7, 2010

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Mr. Pong-amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

dw 9/14

Summary Translation Letter
To the Stock Exchange of Thailand
September 7, 2010

AIS-CP 092/2010

September 7, 2010

Subject: Notification of the record date and book closing date for interest payment of the Company's debentures AIS127A and AIS141A

To: The President
The Stock Exchange of Thailand

Refer: 1. The Letter No. SSO.SSFO.10/4948 of Thai Military Bank Plc., dated September 7, 2010
2. The Letter No. SSO.SSFO.10/4949 of Thai Military Bank Plc., dated September 7, 2010

Advanced Info Service Public Company Limited ("the Company") would like to inform you the Record date and the book closing date for interest payment of the Company's debentures, AIS127A and AIS141, the details are shown in the reference letters.

Summary Translation Letter
To the Stock Exchange of Thailand
September 7, 2010

Reference 1

SSO.SSFO.10/4948

September 7, 2010

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS127A

Dear Sir,

We, TMB Bank Public Company Limited, as a Registrar & Paying Agent of Debentures of Advanced Info Service Public Company Limited No.1/2009 Series 1 Due 2012 would like to inform the record date of the debenture, AIS127A, to determine the right to receive the 7th interest payment on October 8, 2010 and the closing date of the registered book for gathering the debenture holders' names under the Section 225 of the Securities and Exchange Act B.E.2535 will be on October 11, 2010. The interest payment will be made on October 26, 2010 with interest rate of 4.00 % per annum from the period of July 23, 2010 to October 22, 2010 or 92 days of interest period.

Reference 2

SSO.SSFO.10/4949

September 7, 2010

President
The Stock Exchange of Thailand
62 Rachadapisek Road, Bangkok 10110

RE : Scheduled closing the registered book for AIS141A

Dear Sir,

We, TMB Bank Public Company Limited, as a Registrar & Paying Agent of Debentures of Advanced Info Service Public Company Limited No.1/2009 Series 2 Due 2014 would like to inform the record date of the debenture, AIS141A, to determine the right to receive the 7th interest payment on October 8, 2010 and the closing date of the registered book for gathering the debenture holders' names under the Section 225 of the Securities and Exchange Act B.E.2535 will be on October 11, 2010 The interest payment will be made on October 26, 2010 with interest rate of 4.00 % per annum from the period of July 23, 2010 to October 22, 2010 or 92 days of interest period.